WALDENCAST PLC
10 Bank Street, Suite 560

White Plains, NY 10606
(917) 546-6828

October 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams
Joe McCann

RE:	Waldencast plc. (the “Company”)
Registration Statement on Form F-1
File No. 333-267053

Dear Ms. Adams and Mr. McCann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-267053) be accelerated by the Securities and Exchange Commission to 4:00 p.m. New York time on October 13, 2022, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Maxim Mayer-Cesiano of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2297 and that such effectiveness also be confirmed in writing.

Very truly yours,

Waldencast plc

By:	/s/ Michel Brousset
Michel Brousset
Chief Executive Officer

cc:    Maxim O. Mayer-Cesiano

Skadden, Arps, Slate, Meagher & Flom LLP

cc:    Michael J. Schwartz

Skadden, Arps, Slate, Meagher & Flom LLP